UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Tier Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88650Q100

(CUSIP Number)

John C. Rutherford

c/o Parthenon Capital LLC

265 Franklin Street

18th Floor

Boston, MA 02110

Telephone: (617) 960-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

WITH A COPY TO:

Joshua N. Korff

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

January 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Giant Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(1)	7.	Sole Voting Power

	8.	Shared Voting Power 1,799,321

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,799,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 1,799,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

(1) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Parthenon Investors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(2)	7.	Sole Voting Power

	8.	Shared Voting Power 1,748,401

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,748,401

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(2) 1,748,401

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) PN

(2) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(3)	7.	Sole Voting Power

	8.	Shared Voting Power 1,748,401

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,748,401

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(3) 1,748,401

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) OO

(3) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PCap II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With(4)	7.	Sole Voting Power

	8.	Shared Voting Power 1,748,401

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,748,401

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(4) 1,748,401

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) OO

(4) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Rutherford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With(5)	7.	Sole Voting Power

	8.	Shared Voting Power 1,799,321

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,799,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(5) 1,799,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

(5) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ernest K. Jacquet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With(6)	7.	Sole Voting Power

	8.	Shared Voting Power 1,799,321

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,799,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person(6) 1,799,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

(6) See discussion in Item 5 of this Schedule 13D.

CUSIP No. 88650Q100

This Statement on Schedule 13D/A (this “Statement”) relates to the shares of Common Stock, par value $0.01 per share , (the “Common Stock”) of Tier Technologies, Inc. (“Tier”). This Statement is filed by Giant Investment, LLC, a Delaware limited liability company (“Giant”); Parthenon Investors II, L.P., a Delaware Limited Partnership (“Parthenon”); PCap Partners II, LLC, a Delaware limited liability company (“PCap Partners”); PCap II, LLC, a Delaware limited liability company (“PCap II”); John C. Rutherford and Ernest K. Jacquet.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on July 15, 2005 and amended on August 9, 2005, December 19, 2005, February 9, 2007, October 3, 2007, December 30, 2008 and January 6, 2009 is hereby amended further as follows:

CUSIP No. 88650Q100

Item 4.	Purpose of Transaction
Item 4 is hereby amended and restated in its entirety as follows:

The reporting persons originally acquired shares of Tier for investment purposes because of their belief that the market price of the Common Stock was less than the intrinsic value of Tier on a per-share basis.  The reporting persons intend to optimize the value of their investments and, therefore, review from time to time Tier’s business affairs, financial position, governance, management, capital structure, future plans and contractual rights and obligations and consider all alternatives available to the reporting persons with respect to their investment.  As part of such review, the reporting persons may also, from time to time, seek to meet with and have discussions with Tier’s management and directors and may communicate with other holders of the Common Stock to understand their views of Tier’s operating strategy and financial performance.  Based on such review, the reporting persons believe that Tier would benefit from the re-election of Mr. Zachary Sadek to the board of directors of Tier.

As a result, on January 8, 2010, Giant, Parthenon, PCap Partners, PCap II and John C. Rutherford (collectively, the “Parthenon Group”) entered into an agreement (the “Proxy Agreement”) with Tier, pursuant to which Tier’s board of directors agreed to (i) nominate Mr. Zachary Sadek for re-election as a director of Tier at Tier’s 2010 annual meeting of stockholders (the “2010 Annual Meeting”), (ii) recommend that the stockholders of Tier at the 2010 Annual Meeting vote to elect Mr. Zachary Sadek as a director, and (iii) use its reasonable best efforts (which shall include the solicitation of proxies and the voting of shares for which the designees of Tier’s board of directors hold proxies) to ensure that Mr. Zachary Sadek is elected at the 2010 Annual Meeting, subject to certain limitations.  In addition, under the Proxy Agreement, the Parthenon Group granted an irrevocable proxy (the “Proxy”) to certain executive officers of Tier (the “Proxyholders”) to vote on behalf of the Parthenon Group all Common Stock and other securities of Tier entitled to vote in the election of directors (the “Voting Securities”) beneficially owned by the Parthenon Group at the 2010 Annual Meeting in favor of the election of any person at the 2010 Annual Meeting (i) nominated by Tier’s board of directors and serving on Tier’s board of directors as of January 8, 2010 and/or (ii) nominated by Tier’s board of directors in accordance with the nomination procedures of Tier’s board of directors in effect on January 8, 2010 and for whom the Parthenon Group has authorized the Proxyholders to vote.  Pursuant to the Proxy Agreement, the Parthenon Group is also subject to certain restrictions with respect to, among other things, the solicitation of proxies, election of directors of Tier and transfer of beneficial ownership of the Voting Securities until the 2010 Annual Meeting.

In addition to the foregoing, the reporting persons may engage Tier in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  Depending on various factors including, without limitation, Tier’s financial position and strategic direction, the outcome of the discussions with Tier’s management, directors and/or stockholders, the outcome of the election of directors at Tier’s 2010 annual meeting of stockholders, actions taken by the board of directors of Tier, price levels of the Common Stock, other investment opportunities available to the reporting persons, conditions in the securities market and general economic and industry conditions, the reporting persons may in the future take such actions with respect to their investments in Tier as they deem appropriate including, without limitation, acquiring or disposing the Common Stock or other securities of Tier through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise, engaging in any hedging or similar transactions with respect to the reporting person’s holdings of Tier’s Common Stock or other securities and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 has been amended or supplemented as follows:

As of January 12, 2010:

(a)-(b)  Giant directly beneficially owns 1,799,321 shares of Common Stock, representing approximately 9.9% of the outstanding Common Stock of Tier based on 18,150,965 shares of Common Stock outstanding as reported in Tier’s annual report on Form 10-K filed on November 10, 2009.  Accordingly, as parents of Giant, each of Parthenon (managing member of Giant), PCap Partners (general partner of Parthenon) and PCap II (managing member of PCap Partners) may be deemed to beneficially own their proportional interest in the shares of Common Stock directly beneficially owned by Giant, comprising 1,748,401 shares of Common Stock, representing approximately 9.6% of the outstanding Common Stock of Tier.

Additionally, as control persons of various entities indirectly investing in Giant, each of Mr. Rutherford and Mr. Jacquet may be deemed to beneficially own a proportional interest in the shares of Common Stock directly beneficially owned by Giant comprising 1,799,321 shares of Common Stock, representing approximately 9.9% of the outstanding Common Stock of Tier.

(c) No transactions in the Issuer’s Common Stock were executed by the reporting persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth under Item 4 is hereby incorporated by reference.

The descriptions of the Proxy Agreement and the Proxy do not purpose to be complete and are qualified in their entirety by reference to the complete text of such documents, copies of which are filed as exhibits hereto and incorporated herein by reference.

CUSIP No. 88650Q100

Item 7.	Material to Be Filed as Exhibits

99.1                        Joint Filing Agreement.

99.2                        Proxy Agreement, dated January 8, 2010, by and among Giant Investment, LLC, Parthenon Investors II, L.P., PCap Partners II, LLC, PCap II, LLC, John C. Rutherford and Tier Technologies, Inc.

99.3                        Irrevocable Proxy, dated January 8, 2010, by and among Giant Investment, LLC, Parthenon Investors II, L.P., PCap Partners II, LLC, PCap II, LLC and John C. Rutherford.

CUSIP No. 88650Q100

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2010

Giant Investment, LLC

By: Parthenon Investors II, L.P., as managing member

By: PCap Partners II, LLC, as general partner

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

Parthenon Investors II, L.P.

By: PCap Partners II, LLC, as general partner

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

PCap Partners II, LLC

By: PCap II, LLC, as general partner

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

CUSIP No. 88650Q100

PCap II, LLC

By: /s/ John C. Rutherford
Name: John C. Rutherford
Title: Managing Member

/s/ John C. Rutherford
Name: John C. Rutherford

/s/ Ernest K. Jacquet
Name: Ernest K. Jacquet

CUSIP No. 88650Q100

INDEX TO EXHIBITS

Exhibit Number	Document
99.1	Joint Filing Agreement.

99.2	Proxy Agreement, dated January 8, 2010, by and among Giant Investment, LLC, Parthenon Investors II, L.P., PCap Partners II, LLC, PCap II, LLC, John C. Rutherford and Tier Technologies, Inc.

99.3	Irrevocable Proxy, dated January 8, 2010, by and among Giant Investment, LLC, Parthenon Investors II, L.P., PCap Partners II, LLC, PCap II, LLC and John C. Rutherford.